SILVER STANDARD RESOURCES INC.

Interim Financial Report
March 31, 2007

#1180 – 999 West Hastings Street, Vancouver, B.C.  CANADA  V6C 2W2
Phone: (604) 689-3846           Fax:  604-689-3847

1

SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007

We are a company focused on the acquisition, exploration and development of silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States.  Our strategy is to acquire, hold and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices.  In October 2006, we announced the production decision on our Pirquitas property in Argentina. Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the three months ended March 31, 2007 and 2006 is prepared as of May 8, 2007 and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and in conjunction with the MD&A for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

FIRST QUARTER FINANCIAL HIGHLIGHTS

•
We spent a total of $17.4 million at our various properties during the quarter.  Significant expenditures included construction-in-progress costs at Pirquitas of $3.1 million, and mining equipment purchases of $6.1 million, $4.0 million for exploration at our Pitarrilla property in Mexico and $1.7 million for exploration at the San Luis property in Peru.

•
In March, 2007, we gave notice to our joint venture partner, Esperanza Silver Corporation, of our election to earn 70% of the San Luis property by incurring all exploration and development costs to complete a feasibility study.

•	We recorded a loss for the quarter of $1.57 million or $0.03 per share and ended the quarter with working capital of $270.7 million, including $214.1 million of cash, with no debt.

FIRST QUARTER INTERIM FINANCIAL RESULTS

For the first quarter ended March 31, 2007, we recorded a net loss of $1,565,000 or $0.03 per share compared to a net loss of $1,081,000 or $0.02 per share in the first quarter of 2006.  A discussion on the various components of the expense and income items compared to the prior year follows:

	Three Months Ended March 31
Exploration and mineral property costs	2007 $	2006 $
Property examinations and exploration	27,000	110,000
Reclamation and accretion	67,000	20,000
	94,000	130,000

2

Exploration for the quarter was $27,000 compared to $110,000 in the prior year reflecting reduced activity in Peru.  Reclamation and accretion expense was $67,000 during the quarter compared to $20,000 expended during the first quarter of the prior year.  Of the expense to date, $54,000 (2006 - $13,000) relates to the accretion impact on the recorded asset retirement obligations and $13,000 (2006 - $7,000) relates to current cash reclamation costs.

	Three Months Ended March 31
Expenses	2007 $	2006 $
Salaries and employee benefits – other	472,000	214,000
Salaries and employee benefits – stock-based compensation	1,702,000	522,000
Depreciation	46,000	15,000
Professional fees	176,000	95,000
General and administration – other	1,094,000	591,000
General and administration – stock-based compensation	510,000	323,000
Foreign exchange (gain) loss	31,000	(41,000)
	4,031,000	1,719,000

Total expenses for the quarter were $4,031,000 and this compares to $1,719,000 for the comparable quarter of 2006.  The increased expenditures primarily relate to stock-based compensation and increased salaries and general and administration.

Salaries and employee benefits were $472,000 for the first quarter compared to $214,000 in the comparable quarter of the prior year.  The increase is due to the addition of new staff as we prepare for production, salary adjustments that were effective from the beginning of the year and lower salary recoveries.  Professional fees for the quarter ended March 31, 2007 were $176,000 compared to $95,000 in the comparable period of the prior year.  The increases are in the areas of audit and legal fees.

General and administration expenses were $1,094,000 for the quarter compared to $591,000 in the comparable quarter of the prior year. The large increase in costs during the current quarter relates to a number of areas, some of which are non-recurring and others relate to timing.  Costs associated with the production and mailing of our annual report were $209,000 higher in the current year due to timing as our annual report was produced earlier in the current year.  Only $4,000 was expensed in the first quarter of 2006.  Consulting fees were $55,000 higher in the current quarter over the prior year due to fees paid to a placement agency for the search for new senior employees and fees associated with the installation of a new financial reporting system.  Cost increases were also experienced in the areas of insurance, office related expenses, travel and investor relations.

Internal and external costs associated with compliance with Section 404 of the Sarbanes-Oxley Act in the United States and Multilateral Instruments 52-109 and 52-111 were $78,000 for the quarter compared to $71,000 in the same period of 2006.  Now that our internal controls and procedures over financial reporting are compliant, and having spent $589,000 over the last two years in start-up costs, we have decided to not show these costs separately, and they are now included in other expense categories.  We will continue to disclose in our MD&A the amount spent on internal control over financial reporting.

Stock-based compensation for the quarter was $2,212,000 compared to $845,000 in the comparable period of 2006.  The large increase in the current year’s expense relates to more options outstanding and the spreading of calculated option values over the vesting periods.  Of the current quarter’s expense, $1,702,000 (2006 - $522,000) relates to employee salaries and benefits and $510,000 (2006 - $323,000) relates to general and administration for directors and consultants.

3

	Three Months Ended March 31
Other income (expenses)	2007 $	2006 $
Investment income	2,381,000	338,000
Gain on sale of marketable securities and investment write-ups	-	430,000
Unrealized loss on marketable securities held-for-trading	(101,000)	-
Gain on sale of mineral properties	280,000	-
	2,560,000	768,000

Investment income for the quarter was $2,381,000 compared to $338,000 for the comparable quarter of 2006.  Interest earned on higher cash balances was the main reason for the increased income.  There were no gains on sale of marketable securities and investment write-ups in the current quarter compared to gains of $430,000 in the prior year.  Investment write-ups will no longer impact earnings as a result of the adoption of the new financial standards on January 1, 2007.  Effective January 1, 2007, gains or losses relating to marketable securities held-for-sale are now being reported as other comprehensive income.  Refer to Changes in Accounting Policies, which is explained below.  The $101,000 unrealized loss on marketable securities held-for-trading relates to the re-valuation of share purchase warrants that we purchased in the first quarter of 2007.  Gains on the sale of mineral properties during the quarter were $280,000 in 2007 (2006 – nil) relating to the sale of certain mineral claims in British Columbia that had no book carrying value.

Summary of quarterly results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ended (unaudited)	Total Revenues $	Income (Loss) $		Earnings (Loss) Per Share $
March 31, 2007	nil	(1,565,000)		(0.03)
December 31, 2006	nil	(1,701,000)	(1)	(0.02)
September 30, 2006	nil	2,695,000	(2)	0.04
June 30, 2006	nil	16,469,000	(3)	0.28
March 31, 2006	nil	(1,081,000)		(0.02)
December 31, 2005	nil	(3,908,000)	(4)	(0.07)
September 30, 2005	nil	21,000	(5)	0.00
June 30, 2005	nil	(1,040,000)		(0.02)

Explanatory notes:

(1)	Includes $10,187,000 in non-cash expenses relating to values assigned to stock options and $9,722,000 in gains on sale and write-ups of marketable investments.
(2)	Includes a $3,090,000 write-up of investments and $2,138,000 of interest income.
(3)	Includes a $35,390,000 gain on sale of joint venture interest and a $15,860,000 write-down of investments.
(4)	Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.
(5)	Includes $1,323,000 in gains on sale of marketable securities.

4

FINANCIAL POSITION AND LIQUIDITY

Operating Activities

Cash flows provided by operations in the first quarter were $1,627,000 compared to a use of $1,224,000 in the comparable period in 2006.  The difference is mainly due to the timing of changes in non-cash working capital items and higher investment income.

Financing Activities

During the current quarter, $3,899,000 was received from the exercise of stock options compared to $3,340,000 in the prior year.  There were no warrants exercised in the current quarter compared to $25,653,000 in warrants exercised in 2006.

	Three Months Ended March 31
	2007 $	2006 $
Exercise of stock options	3,899,000	3,340,000
Exercise of warrants	-	25,653,000
	3,899,000	28,993,000

Investing Activities

Mineral Properties

Total cash invested in mineral properties in the quarter was $7,800,000 compared to $11,532,000 in the comparable quarter of the prior year.  A summary by mineral property follows:

	Three Months Ended March 31
	2007 $	2006 $
Berenguela	43,000	1,692,000
Bowdens	77,000	75,000
Candelaria	70,000	37,000
Challacollo	98,000	134,000
Diablillos	159,000	30,000
Manantial Espejo	-	182,000
Maverick Springs	-	16,000
Pirquitas	1,311,000	1,647,000
Pitarrilla	3,998,000	6,886,000
San Luis	1,719,000	172,000
Shafter	99,000	136,000
Veta Colorada	67,000	387,000
Other	159,000	138,000
	7,800,000	11,532,000

A total of $3,998,000 was spent at our Pitarrilla property compared to $6,886,000 spent in the comparable period of 2006.  Of the amount spent in the current quarter, $3,742,000 (2006 - $2,206,000) related to exploration and $256,000 (2006 - $4,680,000) related to land acquisitions and finders’ fees.  With five drills working on this property, and two more requested, a total of 14,850 meters of drilling in 21 drill holes was completed during the quarter.  Work has commenced on the construction of a third storage shed and a camp for contractors is nearing completion.  Other active exploration programs were at the San Luis property where we spent $1,719,000 (2006 - $172,000).  Two drills have been operating on the property and 8,700 meters of drilling has been completed in 64 drill holes.  At the end of the quarter, we gave notice to our joint venture partner of our election to increase our 55% interest to 70% by incurring all costs required to complete a feasibility study.  At the Pirquitas property, we spent $1,311,000 (2006 - $1,647,000) on exploration development.

5

Construction in Progress

We spent $3,127,000 during the quarter relating to the construction of the Pirquitas property.  The engineering, procurement, construction and maintenance (EPCM) contract was signed during the quarter, basic engineering has been completed and detailed engineering is underway.

Property, Plant and Equipment

We spent $6,499,000 on property, plant and equipment during the quarter compared to $17,000 spent during the same quarter of the previous year.  The main items purchased in the current quarter were mining equipment relating to Pirquitas.  A shovel and two graders have been delivered to the mine site and two dozers are in transit. A further US$20.8 million of equipment commitments have been made to lock in prices.

Purchase of Marketable Securities

During the quarter, we spent $3,648,000 for the purchase of common shares and warrants of Esperanza Silver Corporation.  Of this amount, $3,232,000 was allocated to common shares and $416,000 to share purchase warrants.

Liquidity

With our cash position and market value of our silver bullion and marketable securities, we have approximately $288 million of liquidity as at March 31, 2007 and no long-term debt.  This strong position has allowed us to proceed with our exploration programs and construction of the Pirquitas mine.  We continue to have discussions with various lenders for the funding of a portion of construction costs at the Pirquitas mine.

Cash

As at March 31, 2007, we had a cash balance of $214,068,000.  This compares to a cash balance of $229,616,000 as at December 31, 2006.

Silver Bullion

We hold 1,953,985 ounces of silver bullion carried at $15,787,000.  The average cost of these ounces was $8.08 (US$5.85) per ounce.  The market value as at March 31, 2007 of our bullion was $30,074,000 (December 31, 2006 - $29,373,000).

Marketable Securities

We hold shares or share purchase warrants in a number of publicly-traded companies at a fair value of $43,716,000 as at March 31, 2007 (December 31, 2006 - $35,617,000).

6

ADDITIONAL DISCLOSURES

Internal Control over Financial Reporting

No changes were made to our internal control over financial reporting during the first quarter of 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Related Party Transactions

During the three months ended March 31, 2007, we recorded administrative, technical services and expense reimbursements of $92,000 (2006 - $114,800) from companies related by common directors or officers.  As at March 31, 2007, accounts receivable included $50,200 (2006 - $135,100) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are set out in full in note 2 of our 2006 audited annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment.  This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value.  These future cash flows are developed into models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions.  Commodity prices used reflect market conditions at the time the models are developed.  These models are updated from time to time, and lower prices are used should market conditions deteriorate.  Inherent in these assumptions are significant risks and uncertainties.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a share option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our stock.  We utilize historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.  Actual results may differ materially from those estimates based on these assumptions.

7

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans.  These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation.  These estimates include an assumption on the rate at which costs may inflate in future periods.  Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions.  In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities.  We also make estimates of the future earnings which affect the extent to which potential future tax benefits may be used.  We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view.  These differences may affect the final amount or the timing of the payment of taxes.  When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Changes in Accounting Policies

Effective January 1, 2007, we have adopted CICA Handbook Sections 3855 Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation; Section 3865 Hedges; Section 1530 Comprehensive Income and Section 3251 Equity.  As we have not previously undertaken hedging activities, adoption of Section 3865 currently has no impact on us.  Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

CICA 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held-for trading; otherwise, they are measured at amortized cost.  Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.  With the exception of the warrants of Esperanza Silver Corporation acquired in February, 2007 that are classified as held-for-trading, all of the investments have been designated as available-for-sale.  We have elected to use settlement date on any regular way contracts.

Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.  Other comprehensive income includes the holding of gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

8

The adoption of Sections 1530 and 3855 impacts our opening equity and losses.  The unrealized gain on the available-for-sale securities from purchase to December 31, 2006 was $29,800,000, which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  The unrealized gain or loss on the available-for-sale securities for the three months ended March 31, 2007 was $4,271,000.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are sufficient unrecorded income tax assets available that would result in no income tax being payable.

Outstanding Share Data

Our authorized capital consists of an unlimited number of common shares without par value.  As at May 8, 2007, the following common shares, options and share purchase warrants were outstanding.

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	62,109,370	-	-
Stock options	4,212,700	8.00 – 40.62	0.3 – 5.0
Fully diluted	66,322,070	-	-

Risks and Uncertainties

We are a company focused on the acquisition, exploration and development of silver-dominant projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and are discussed in detail in the MD&A for the year ended December 31, 2006.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver and other metals will be realized.  Declines in the market price for silver and other metals may adversely affect the economics of a reserve and may require us to reduce its estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries.  In addition, as we maintain our bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds in U.S. dollars.

9

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors’ and officers’ involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

10

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets

(expressed in thousands of Canadian dollars - unaudited)

	March 31 2007 $	December 31 2006 $
Assets

Current assets
Cash and cash equivalents	214,068	229,616
Silver bullion (note 3)	15,787	15,787
Marketable securities (notes 2 and 4)	43,716	5,817
Accounts receivable	3,944	3,746
Prepaid expenses and deposits	826	630
	278,341	255,596

Restricted cash	2,091	2,104
Value added tax recoverable	2,208	1,327
Mineral property costs and property, plant and equipment (note 5)	229,677	211,986
	512,317	471,013
Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	3,652	3,074
Accrued liabilities	2,955	1,215
Current portion of asset retirement obligations	1,073	1,073
	7,680	5,362

Asset retirement obligations	2,402	2,336
Future income tax liability	26,906	26,745
	36,988	34,443
Shareholders’ Equity

Share capital (note 6)	447,550	442,265
Value assigned to stock options	21,766	20,798
Contributed surplus	649	649
Accumulated other comprehensive income (note 2)	34,071	-
Deficit	(28,707)	(27,142)

	475,329	436,570

	512,317	471,013

Approved on behalf of the Board of Directors

“John R. Brodie”	“R.E. Gordon Davis”
John R. Brodie, FCA	R.E. Gordon Davis
Chairman of the Audit Committee	Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statement of Loss, Comprehensive Income (Loss) and Deficit
For the three months ended March 31, 2007

(expressed in thousands of Canadian dollars - unaudited)

	Three Months Ended March 31
	2007 $	2006 $

Exploration and mineral property costs
Property examination and exploration	27	110
Reclamation and accretion	67	20

	(94)	(130)

Expenses
Salaries and employee benefits	472	214
Salaries and employee benefits – stock-based compensation	1,702	522
Depreciation	46	15
Professional fees	176	95
General and administration – other	1,094	591
General and administration – stock-based compensation	510	323
Foreign exchange (gain) loss	31	(41)

	(4,031)	(1,719)

Other income (expenses)
Investment income	2,381	338
Gain on sale of marketable securities and investment write-ups	-	430
Unrealized loss on marketable securities held-for-trading (note 4)	(101)	-
Gain on sale of mineral properties	280	-

	2,560	768

Loss for the period	(1,565)	(1,081)

Other comprehensive income
Unrealized gain on marketable securities (note 4)	4,271	-

Total comprehensive income (loss)	2,706	(1,081)

Deficit - Beginning of period	(27,142)	(43,524)

Deficit - End of period	(28,707)	(44,605)

Weighted average number of shares outstanding (thousands)	61,815	53,601

Basic and diluted loss per common share	(0.03)	(0.02)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statement of Cash Flows
For the three months ended March 31, 2007

(expressed in thousands of Canadian dollars - unaudited)

	Three Months Ended March 31
	2007 $	2006 $

Operating activities
Loss for the period	(1,565)	(1,081)
Items not affecting cash
Depreciation	46	15
Stock-based compensation	2,212	845
Asset retirement obligations	54	13
Gain on sale of mineral property	(280)	-
Unrealized loss on marketable securities held-for-trading	101	-
Gain on sale of marketable securities and investment write-ups	-	(430)
Foreign exchange gain	14	2
Changes in non-cash working capital items
Accounts receivable	(198)	(389)
Prepaid expenses and deposits	(196)	50
Accounts payable	579	(862)
Accrued liabilities	1,741	613
Increase in foreign value added tax recovery (net)	(881)	-

Cash generated by (used in) operating activities	1,627	(1,224)

Financing activities
Shares and warrants issued for cash	3,899	28,993
Share subscription	-	84

Cash generated by financing activities	3,899	29,077

Investing activities
Mineral property costs	(7,800)	(11,532)
Construction in progress	(3,127)	-
Purchase of property, plant and equipment	(6,499)	(17)
Purchase of marketable securities	(3,648)	-
Proceeds from sale of marketable securities	-	441
Restricted cash	-	(1,912)

Cash used in investing activities	(21,074)	(13,020)

Increase (decrease) in cash and cash equivalents	(15,548)	14,833

Cash and cash equivalents - Beginning of period	229,616	23,030

Cash and cash equivalents - End of period	214,068	37,863

Supplementary cash flow information (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statement of Shareholders' Equity
For the three months ended March 31, 2007

(expressed in thousands of Canadian dollars - unaudited)

	Common Shares		Values	Values		Accumulated other	Retained	Total
	Number of shares (thousands)	Amount $	assigned to options $	assigned to warrants $	Contributed surplus $	comprehensive income $	earnings (deficit) $	shareholders’ equity $

Balance, December 31, 2005	51,849	219,971	9,778	6,965	-	-	(43,524)	193,190
Issued for cash:
Public offering	7,200	182,663	-	-	-	-	-	182,663
Exercise of options	669	6,548	-	-	-	-	-	6,548
Exercise of warrants	1,387	25,652	-	-	-	-	-	25,652
For mineral property	530	9,814	-	-	-	-	-	9,814
Value assigned to options issued	-	-	13,686	-	-	-	-	13,686
Value of options exercised	-	2,583	(2,583)	-	-	-	-	-
Value of warrants exercised	-	6,400	-	(6,400)	-	-	-	-
Donations	11	230	-	-	-	-	-	230
Share issue costs	-	(11,596)	-	-	-	-	-	(11,596)
Options expired	-	-	(83)	-	83	-	-	-
Warrants expired	-	-	-	(565)	566	-	-	1
Earnings for the year	-	-	-	-	-	-	16,382	16,382

Balance, December 31, 2006	61,646	442,265	20,798	-	649	-	(27,142)	436,570
Transition adjustment to opening balance (note 2)	-	-	-	-	-	29,800	-	29,800
Issued for cash:
Exercise of options	322	3,899	-	-	-	-	-	3,899
Value assigned to options issued	-	-	2,354	-	-	-	-	2,354
Value assigned to options exercised	-	1,386	(1,386)	-	-	-	-	-
Earnings (loss) for the year	-	-	-	-	-	4,271	(1,565)	2,706

Balance, March 31, 2007	61,968	447,550	21,766	-	649	34,071	(28,707)	475,329

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

1.	NATURE OF OPERATIONS

We are in the process of acquiring, exploring and holding silver mineral properties, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. We plan to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. Other than the Pirquitas property located in the province of Jujuy in northwest Argentina on which we made a production decision in October, 2006, we have not determined whether our properties contain ore reserves that are economically recoverable, and we are considered to be in the development stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of us to obtain any necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.	ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements except that we adopted the changes in our accounting policies discussed below effective January 1, 2007.  They do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.  We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements.

Changes in Accounting Policies

Effective January 1, 2007, we have adopted CICA Handbook Sections 3855 Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation; Section 3865 Hedges; Section 1530 Comprehensive Income and Section 3251 Equity.  As we have not previously undertaken hedging activities, adoption of Section 3865 currently has no impact on us.  Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

CICA 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held-for trading; otherwise, they are measured at amortized cost.  Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.  With the exception of the warrants of Esperanza Silver Corporation acquired in February, 2007 that are classified as held-for-trading, all of the investments have been designated as available-for-sale.  We have elected to use settlement date accounting on any regular way contracts.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

The adoption of Sections 1530 and 3855 impacts our opening equity and losses.  The unrealized gain on the available-for-sale securities from purchase to December 31, 2006 was $29,800,000, which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  The unrealized gain or loss on the available-for-sale securities for the three months ended March 31, 2007 was $4,271,000.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are sufficient unrecorded income tax assets available that would result in no income tax being payable.

3.	SILVER BULLION

We own 1,953,985 ounces of silver bullion at a cost of $15,787,000 for an average cost of $8.08 (US$5.85) per ounce.  Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value.  The market value of the silver bullion at March 31, 2007 was $30,074,000 (2006 - $26,807,000).

4.	MARKETABLE SECURITIES

At March 31, 2007, we held shares or share purchase warrants as follows:
	Number of Shares (000’s)	Cost ($)	Accumulated Unrealized Gains (losses) ($)	Fair Value ($)
Available-for-sale shares
Esperanza Silver Corporation	6,460	4,823	16,235	21,058
Minco Silver Corporation (i)	4,845	3,126	13,832	16,958
Silvermex Resources Ltd.	2,500	300	2,075	2,375
Vista Gold Corp.	171	294	1,173	1,467
Other investments		787	756	1,543
		9,330	34,071	43,401
Held-for-trading warrants
Esperanza Silver Corporation	500	416	(101)	315

Total marketable securities		9,746	33,970	43,716

(i)  At March 31, 2007, 1,240,000 shares were subject to an escrow agreement.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

During the quarter ended March 31, 2007, we recognized a $4,271,000 unrealized gain on marketable securities designated as available-for-sale in other comprehensive income and a $101,000 unrealized loss on marketable securities classified as held-for-trading, in the consolidated statement of loss.  There would be no tax impact resulting from these adjustments as there are sufficient unrecorded income tax assets available that would result in no income tax payable.

5.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	March 31 2007 $	December 31 2006 $

Mineral property costs	215,995	207,887
Construction in progress	4,980	1,829
Mining equipment and machinery	7,414	1,298
Other	1,895	1,524
	230,284	212,538
Accumulated depreciation	(607)	(552)
	229,677	211,986

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

Details of mineral properties we currently hold are as follows:

	Acquisition costs $	Exploration and development costs $	Future tax effects $	Total March 31 2007 $	Total December 31 2006 $
Argentina
Diablillos	5,376	2,075	-	7,451	7,292
Pirquitas	56,308	12,428	13,745	82,481	81,187
Other	23	148	-	171	173
Australia
Bowdens	10,892	7,982	3,591	22,465	22,293
Other	-	238	-	238	238
Canada
Silvertip	1,818	259	-	2,077	2,072
Snowfields	125	1,869	-	1,994	1,918
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	65	-	1,299	1,295
Chile
Challacollo	2,595	3,105	345	6,045	5,956
Other	50	222	-	272	228
Mexico
Pitarrilla	13,236	22,289	1,390	36,915	32,752
San Marcial	1,250	782	296	2,328	2,319
Veta Colorada	3,976	912	-	4,888	4,815
Other	782	1,387	-	2,169	2,135
Peru		-
Berenguela	12,936	3,182	6,228	22,346	22,343
San Luis	-	3,256	262	3,518	1,691
United States
Candelaria	2,981	3,151	152	6,284	6,213
Maverick Springs	637	1,926	36	2,599	2,599
Shafter	2,610	3,336	861	6,807	6,720
	119,222	69,867	26,906	215,995	207,887

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

6.	OUTSTANDING SHARES AND RELATED INFORMATION

(a)	Shares authorized:
Unlimited number of common shares, no par value.

	Number of shares (thousands)	Amount $

Share Capital
Balance, December 31, 2006	61,646	442,265
Issued during the quarter
For cash
Exercise of options	322	3,899
Assigned value of exercised options	-	1,386

Balance, March 31, 2007	61,968	447,550

(b)	Options
At March 31, 2007, the total number of options outstanding was 4,133,700 with exercise prices ranging from $8.00 to $35.34 with weighted average remaining lives of 3.9 years.  This represents 6.7% of issued and outstanding capital.

During the three months ended March 31, 2007, no options were granted.  We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options.  The fair value of options that was charged to the statement of loss was $2,212,000 (2006 - $845,000) in the current quarter, with an additional $141,000 (2006 - $24,000) value deferred as mineral property costs.  Of the amount charged to the consolidated statements of loss, $510,000 (2006 - $323,000) was allocated to general and administration and $1,702,000 (2006 - $522,000) was allocated to salaries and employee benefits.

7.	SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash financing and investing activities were:

	Three Months Ended March 31
	2007 $	2006 $
Non-cash financing activities
Shares issued for mineral properties	-	9,814
Non-cash investing activities
Mineral properties acquired through issuance of shares	-	(9,814)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

8.	RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2007, we recorded administrative, technical services and expense reimbursements of $92,000 (2006 - $114,800) from companies related by common directors or officers.  At March 31, 2007, accounts receivable includes $50,200 (2006 - $135,100) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

9.	SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties.  Mineral property expenditures by property are detailed in note 5.  Substantially all of our losses were incurred in Canada.  Segment assets by geographic location are as follows:

			March 31, 2007
	Argentina $	Australia $	Canada $	Chile $	Mexico $	Peru $	United States $	Total $
Mineral property costs and property, plant and equipment	102,578	22,704	10,119	6,318	46,343	25,925	15,690	229,677

				December 31, 2006
	Argentina $	Australia $	Canada $	Chile $	Mexico $	Peru $	United States $	Total $
Mineral property costs and property, plant and equipment	91,777	22,532	9,828	6,183	42,098	24,036	15,532	211,986